Exhibit 5.2

Independent Auditor’s Consent

We consent to the use and incorporation by reference in this Registration Statement on Form F-10 of Amaya Inc. (formerly Amaya Gaming Group Inc.) (“Amaya”) of our report dated March 31, 2014 relating to the consolidated financial statements of Amaya for the year ended December 31, 2013 (which report expresses an unmodified opinion and includes an emphasis of matter paragraph relating to the 2013 retrospective adjustments for the 2014 discontinued operations), which are incorporated by reference in the Prospectus, which is part of this Registration Statement on Form F-10 dated November 10, 2015.

We also consent to the references to us under the heading “Interests of Experts” in the Prospectus.

/s/ Richter LLP1

Montréal, Québec

November 10, 2015

1 CPA auditor, CA, public accountancy permit No. A112505